Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Provides Updates On COVID-19 Vaccine Program

Selected for additional funding by Canadian Government bringing total support to $10M for clinical development and manufacturing of DPX-COVID-19

Clinical plan updated to run a larger Phase 1/2 study with the goal to expedite later-stage development

Collaboration initiated with a global manufacturing partner to develop and expand manufacturing capacity up to several hundred million of doses

DARTMOUTH, Nova Scotia, October 8, 2020, IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today provides updates on its vaccine candidate, DPX-COVID-19, for the prevention of infection caused by the novel coronavirus SARS-COV-2.

“We are advancing DPX-COVID-19 on the strength of its novel mechanism of action and potential for rapid scale-up manufacturing. We greatly appreciate the recognition, financial support, and guidance from the Government of Canada. We believe it will provide the opportunity to potentially accelerate the late-stage clinical development of DPX-COVID-19 while ensuring the highest level of safety and likelihood of success,” said Frederic Ors, Chief Executive Officer of IMV.

“Based on our previous clinical data in oncology and infectious diseases, DPX-COVID-19 has the potential to improve the duration of the immune response and protect older adults and more vulnerable individuals. We are delighted that the Government of Canada sees promise in our approach which, we believe, represents a unique and complementary value proposition in the current landscape of vaccines in clinical development”.

“Expanding our manufacturing capabilities with global partners is also an important step in our strategy for the global deployment of DPX-COVID-19. We believe this partnership will enable rapid expansion of manufacturing capacity to eventually distribute our vaccine in countries in need”.

Selection and Additional Funding for Clinical Development and Manufacturing.

IMV received notification from the Government of Canada indicating that it had reviewed IMV’s proposal and its DPX-COVID-19 vaccine candidate had met the required scientific and technical thresholds for funding. As part of the Government of Canada’s continuing support for the development of domestic COVID-19 vaccines, the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP) is providing advisory services and up to $5.4 million in funding to support the continuation of clinical trials for IMV’s DPX-COVID-19 vaccine candidate.

The total DPX-COVID19 funding secured by IMV from different governmental sources to date is approximately $10M. The current funding secured, and further potential funding are milestone based and dependent on the achievement of certain objectives.

Expedited Phase 1/2 Clinical Study

In consultation with Health Canada, IMV decided to combine its original Phase 1 and 2 studies into a single trial with the potential to accelerate the clinical development and the timeline of the overall project. In collaboration with its lead investigators for the Phase 1/2 clinical study, Joanne Langley, MD, and Scott Halperin, MD, of the Canadian Center for Vaccinology, the design of this larger study will incorporate the same two-age strata cohorts (18-55 years old and over 55 years old) as originally designed.

The Phase 1/2 trial is expected to be initiated before the end of 2020 after the completion of the preclinical safety, GLP toxicology and challenge studies that are required to advance into Phase 1/2 studies. These preclinical studies have been ongoing since mid-August.

Increased Manufacturing Capacity for DPX-COVID-19

To increase its current manufacturing capacity, IMV has entered a collaboration with a global manufacturing partner and initiated transfer and scale-up activities of DPX-COVID-19. This collaboration has the potential to bring two additional production sites in India and Europe with capacity to produce several hundred million doses of DPX-COVID-19.

In parallel, the Company continues its efforts to:

  Secure additional non-dilutive funding and agreements with commercial partners to conduct its clinical trials; and

  Publish preclinical study results on the selection of the peptides composing DPX-COVID-19 and the data supporting the Phase 1/2 clinical trial in a peer-reviewed scientific journal which are expected before the end of 2020.

About DPX-COVID-19

IMV’s vaccine candidate, DPX-COVID-19, is a synthetic, targeted vaccine intended for the prevention of COVID-19 infection caused by the novel coronavirus SRAS-COV-2. It is composed of multiple peptides of the spike protein of the coronavirus formulated in the Company’s delivery platform (DPX). DPX-COVID-19 is being developed with the objectives of being potentially more effective and safer than other vaccines thanks to the DPX platform’s ability to activate sustained and targeted immune response. Based on previous clinical data with DPX-based immunotherapies in oncology and with other viruses, DPX-COVID-19 is expected to increase the level of protection in older and more vulnerable populations. Fully synthetic, DPX-COVID-19 has the potential for fast large-scale manufacturing compared to more conventional vaccines. It will allow handling in a lyophilized formulation that can be stored at 2°C to 8°C, allowing for long term stability and cold chain management with existing infrastructure. For more information, visit our webpage dedicated to the development of DPX-COVID-19.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s progress in developing a DPX-based vaccine candidate against COVID-19, the Company’s belief that the DPX-based platform creates the opportunity for production of a COVID-19 vaccine, the Company’s belief in the potential efficacy of its DPX-based vaccine against COVID-19, the potential benefits of a DPX-based vaccine against COVID-19 as compared to other potential vaccines, the anticipated timing of the Company’s preclinical assays, studies and clinical trials and the release of any results therefrom related to its DPX-based vaccine against COVID-19 and the expected impact of COVID-19 on the Company’s other clinical studies and trials and its operations generally. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital, including potentially through grant awards available in Canada, to fund such clinical studies and trials and the production of any COVID-19 vaccine, the ultimate applicability of any third-party research and studies in related coronavirus and SARS studies and sequencing, the Company’s ability to enter into agreements with the proposed lead investigators to assist in the clinical development on its vaccine candidate related to COVID-19, the Company’s ability to collaborate with governmental authorities with respect to such clinical development, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale, the ability for the Company to accurately assess and anticipate the impact of COVID-19 on the Company’s other clinical studies and trials and operations generally and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

###

Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media Relations

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com